Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT HRS - Q2 2019 Harris Corp Earnings Call EVENT DATE/TIME: JANUARY 29, 2019 / 1:30PM GMT OVERVIEW: Co. reported 2Q19 non-GAAP EPS of $1.96. Expects FY19 revenue growth to be 8.0-8.5% and EPS to be $7.90-8.00. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call CORPORATE PARTICIPANTS Anurag Maheshwari Harris Corporation - VP of IR Rahul Ghai Harris Corporation - Senior VP & CFO William M. Brown Harris Corporation - Chairman, President & CEO CONFERENCE CALL PARTICIPANTS Carter Copeland Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense David Egon Strauss Barclays Bank PLC, Research Division - Research Analyst Gautam J. Khanna Cowen and Company, LLC, Research Division - MD and Senior Analyst Jonathan Phaff Raviv Citigroup Inc, Research Division - VP Joshua Ward Sullivan Seaport Global Securities LLC, Research Division - Director & Senior Industrials Analyst Myles Alexander Walton UBS Investment Bank, Research Division - Research Analyst Peter John Skibitski Alembic Global Advisors - Research Analyst Robert Alan Stallard Vertical Research Partners, LLC - Partner Robert Michael Spingarn Crédit Suisse AG, Research Division - Aerospace and Defense Analyst Seth Michael Seifman JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst Sheila Karin Kahyaoglu Jefferies LLC, Research Division - Equity Analyst PRESENTATION Operator Greetings, and welcome to the Harris Corporation Second Quarter Fiscal Year 2019 Conference Call. (Operator Instructions) As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Mr. Anurag Maheshwari, Vice President, Investor Relations. Thank you. You may begin. Anurag Maheshwari - Harris Corporation - VP of IR Thank you, Michelle. Good morning, everyone, and welcome to our second quarter fiscal 2019 earnings call. On the call with me today is Bill Brown, Chairman and Chief Executive Officer; and Rahul Ghai, Senior Vice President and Chief Financial Officer. First, a few words on forward-looking statements. Discussions today will include forward-looking statements and non-GAAP financial measures. Forward-looking statements involve assumptions, risks and uncertainties that could cause actual results to differ materially from those statements. For more information, please see the press release, the presentation and Harris SEC filings. A reconciliation of non-GAAP financial measures to comparable GAAP measures is included in the quarterly materials on the Investor Relations section of our website, which is www.harris.com, where a replay of this call will also be available. With that, Bill, I will turn it over to you. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call William M. Brown - Harris Corporation - Chairman, President & CEO Okay. Well, thank you, Anurag, and good morning, everyone. Earlier today, we reported strong second quarter results with record non-GAAP earnings per share of $1.96, up 19% on 9% revenue growth. Orders, revenue and operating margin were up in all segments and overall company margin expanded 150 basis points to 19.6%. These results extend our strong first quarter performance with non-GAAP earnings per share over the first half up 24% on 9% revenue growth and 24% higher free cash flow. And today, we're raising guidance for the year on revenue, margin, earnings per share and free cash flow. The highlight again this quarter was our sustained top line growth, the third consecutive quarter of high single-digit growth. Order momentum remained strong and was up 27%, resulting in a book-to-bill of 1.06 for the quarter and funded backlog up 20% over last year, all driven by our multiyear investments in innovation, strong customer positions, high win rates and a favorable budget environment. The merger with L3 is on track for a mid-calendar 2019 close and integration planning is progressing well. But let me start by providing some color on the quarter performance before closing our prepared remarks with a few comments on the merger. So turning to Slide 4 in the webcast. Communication Systems revenue was up 10% in the quarter with strong growth in all 3 businesses: Tactical Communications, Night Vision and Public Safety. In Tactical, International delivered another solid quarter, up 11%, driven by the ramp of modernization programs in Australia, standardization of Harris equipment in NATO countries in Western Europe, continued border security programs in Eastern Europe and a third technology refresh for a long-standing customer in Northern Africa. For the first half, International revenue was up 7%, driven principally by Asia Pacific, and a strong second quarter recovery in Europe. And book-to-bill was greater than 1. That, combined with a solid pipeline of $2.5 billion, reaffirms our expectations that International will grow low to mid-single digits in fiscal '19 with sequential growth in the second half. On the DoD side, Tactical revenue was up 7% for the quarter despite a tough compare and growth across the service is shifting from readiness to modernization. We started to deliver on a $90 million Army HMS Manpack LRIP that we booked in Q4 of last year. We remain on track to complete the delivery by this summer. For the SOCOM 2-channel handheld program, we successfully completed operational user assessment, delivered initial units and expect production to ramp through the second half of the fiscal year. For the Marine Corps, we booked a $75 million order for MUOS software upgrades for Falcon III Manpack radios and recognized $24 million of revenue in the quarter with the balance to ship by fiscal year-end. This award brings MUOS orders since its launch in 2016 to about $175 million, highlighting our ability to generate additional software revenue on previously sold hardware. For the first half, DoD Tactical revenue was up 17%, driven by the ramp in modernization programs and strong Q1 readiness demand. And orders were up 45% with a book-to-bill of 1.7. Pipeline remains solid at $1.6 billion, and with anticipated second half modernization growth, we now expect DoD revenue will be up in the low 20% range for the year versus up mid-teens at the start of the year. Overall, for Tactical, first half revenue increased 11%. Book-to-bill was 1.3 and backlog increased 34% to over $1.1 billion. The growth in Tactical, coupled with strong revenue and order growth in Night Vision and Public Safety, gives us confidence to increase Communication Systems revenue guidance to up 10% to 11% for the year versus prior guidance of up 9% to 10%. In Electronic Systems, revenue increased 6%, the [seventh] (corrected by company after the call) consecutive quarter of revenue growth. This strong performance was driven by sustained growth in long-term platforms, F-35, F/A-18, F-16, which collectively grew double digits as we leveraged technology upgrades, ramped production and expanded our international footprint. We also saw growth on SOCOM rotary platforms as we began to modernize legacy electronic warfare systems to address new threats and requirements. Order momentum continued to be strong, growing 12%. And for the sixth straight quarter, book-to-bill was greater than 1 as we expand our electronic warfare and avionics franchises. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call In electronic warfare, we booked $115 million in contracts from Iraq and Poland to upgrade the EW capabilities of their F-16 aircraft, adding to the previously announced Turkey and Morocco awards in continuing the international expansion of our F-16 EW program. With $225 million of funding remaining on the previously announced $400 million sole-sourced IDIQ contract and several additional international opportunities in the pipeline, we remain confident in the growth trajectory of our EW business. In addition, we've partnered with Northrop on the recently announced Next Gen Jammer Low Band program, which will significantly increase airborne electronic attack capabilities on the EA-18G growler. This win is the culmination of a multiyear strategy to invest in adding features, functionality and capability to our EW products to enable us to increase content on existing platforms and win new pursuits. In avionics, we're leveraging our open-system architecture technology and recent award on the F-35 mission processor to win content on 2 new strategic platforms, a large UAV and a new trainer aircraft. These wins build on the F-35 success and provide significant multiyear follow-on opportunities. For the first half, Electronic Systems revenue was up 7.4% and book-to-bill was 1.2, resulting in a backlog increase of 24%. The pipeline remains robust at $16 billion with $3 billion in proposals outstanding. And we continue to expect revenue of this segment to be up 7% to 8% this year. And then, finally, in Space and Intelligence Systems, revenue growth accelerated to 11% in the quarter as our multiyear investments to innovate ahead of customer needs led to high teens growth in the Classified business, which more than offset the expected headwinds on environmental programs. We continue to be successful in expanding the addressable market of our Classified business by providing end-to-end mission solutions and penetrating new adjacencies. In our small satellite franchise, we've received awards of more than $350 million over the past 3 years to develop and produce 17 satellites with 5 different customers as we move from Pathfinder missions to building a full constellation in space. And on a new ground-based adjacency, we have nearly tripled the program since our first win in second quarter of fiscal '17, solidifying our position with this customer. We see this momentum continuing with several new wins in the second quarter that will extend our positions on existing programs as well as create new franchises that will have significant follow-on opportunities. Last month, we were awarded a $218 million follow-on contract from the U.S. Army for wideband SATCOM operational management system network, a 35% increase over the initial order, reflecting the customer's confidence in Harris' technology and capabilities. We also leveraged our mission knowledge and secured an $80 million order from the Space Enterprise Consortium to enhance space-based position, navigation and timing systems by providing additional capabilities to detect and mitigate harmful interference. Technology matured on this program is expected to transition over time to future generations of GPS satellites and various other payloads. In addition, we continue to strengthen our position on exquisite systems, receiving a $115 million contract to provide next-generation technology for a long-standing classified franchise. And finally, earlier this month, we received a $185 million follow-on sustainment and modernization award for counter-communication that will be a standard for the Air Force going forward. I'm also pleased to note that we had a record launch quarter in Q2, validating our leadership position in hosted payloads and small satellites. We successfully launched 3 small satellites, including Harris' first smallsat called HSAT, showcasing our ability to provide an end-to-end solution, including ground command and control from our facilities here in Florida. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call We also witnessed the launch of the first GPS III satellite with a Harris navigational payload, which is performing well through initial system checks. Two international satellites were also successfully launched with Harris payloads, one for Japan's Ministry of the Environment and the other for the Korean Aerospace Institute, further embedding us as the leader in environmental sensors. And then just a few weeks ago, Iridium completed its final launch and now has a constellation of 66 satellites in space with 232 Harris reprogrammable hosted payloads onboard providing persistent, real-time tracking of ships and aircraft globally, along with a few other missions. For Space and Intel, first half performance was better than anticipated with revenue up 8% and backlog up 10%. With about 92% of second half fiscal '19 revenue in backlog and in high confidence follow-on opportunities and a $10 billion pipeline, we now expect revenue growth of 6% to 7% for the segment, a 2-point increase from our previous guidance of 4% to 5%. Overall, with our strong first half performance, solid backlog coverage, new wins and a growing pipeline, we are increasing total company revenue guidance to be up 8% to 8.5% versus previous guidance of up to 6% to 8% with earnings per share now $7.90 to $8 and free cash flow of $1 billion to $1.025 billion. So let me now turn it over to Rahul to cover financial results in some more detail before I close with a few comments on the merger. Rahul Ghai - Harris Corporation - Senior VP & CFO Thank you, Bill, and good morning, everyone. Discussions today are on a non-GAAP basis, excluding L3 deal and integration costs as well as onetime charges in the prior year. Turning now to the total company results on Slide 5. Revenue was up 9% in the second quarter and earnings before interest and taxes increased 18% on higher volume and operational efficiencies, resulting in margin expansion of 150 basis points to 19.6%. EPS grew by 19% and free cash flow increased 25% to $323 million for the quarter as we reduced 10 days of working capital compared to last year. For the first half, revenue was up 9% and earnings before interest and taxes were up 15% with margin expanding 90 basis points to 19.5%. Free cash flow was robust in the first half at $409 million, a 24% increase over the prior year, and was approximately $1 billion over the last 12 months. Second quarter EPS bridge on Slide 6. EPS grew by 19% or $0.31 with strong operational performance more than offsetting a higher tax rate. The $0.35 increase from operations was driven by higher volume in tactical radios, avionics and classified space and solid program execution, which more than offset lower environmental volume and increased R&D investments. A higher tax rate relative to last year, which included the catch-up benefit from tax reform reduced EPS by $0.04. Segment details on Slide 7. Communication Systems second quarter revenue was $540 million, up 10% versus the prior year. In addition to strong growth in Tactical, revenue was up double digits in Night Vision and Public Safety as the businesses converted strong orders to revenue. Operating income for the segment was up 12% and margins expanded 50 basis points to 30% from volume leverage and operational efficiencies, partially offset by program and product mix. Orders grew by 33%, resulting in a book-to-bill of 1.2 for the quarter. In addition to the order momentum from Tactical modernization programs, we've continued to execute well on our strategy of expanding into the adjacent airborne segment with a $66 million order for Small Tactical Terminal airborne radios for both domestic and international platforms. And in the Public Safety business, orders grew more than 50% in the quarter as we strengthened our position with utilities and state and federal agencies with orders from Nevada, AEP and the Air National Guard. For the first half of the year, segment revenue was up 12% with double-digit growth in all 3 businesses and operating income increased 16%. Operating margin was up 90 basis points versus the prior year. The segment first half book-to-bill was 1.3. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call Historical information for Tactical orders, revenue and backlog is included as supplemental information at the end of this presentation. Electronic Systems on Slide 8. Segment revenue was $617 million, up 6% for the quarter. Segment operating income increased 21% to $117 million and margin expanded 230 basis points to 19% from strong operational performance and the absence of a onetime contract adjustment in the Mission Networks business recorded in second quarter of fiscal 2018. Orders were up 12%, resulting in a book-to-bill of 1.1. In addition to strength on long-term platforms, strong growth in the weapons release business led to first half segment revenue growth of 7%. Operating income increased 13% with margin expanding to 19.2%. Segment first half book-to-bill was 1.2. In Space and Intelligence Systems on Slide 9, segment revenue was $513 million, up a record 11%, and operating income grew 15% as margin expanded 60 basis points from higher volume and strong program execution. First half segment revenue increased 8% with continued growth in Classified programs, partially offset by a decline in environmental revenue. Operating margin remained strong at 17.8%. Moving to Slides 10 and 11 for full year guidance. As Bill mentioned, we now expect revenue to be up 8% to 8.5% versus up 6% to 8% in the prior guidance from increased strength in Tactical Communications and classified space. We are increasing EPS guidance by $0.10 to a range of $7.90 to $8. Higher volume in Communication Systems and Space and better-than-expected operational performance in Electronic Systems is expected to contribute an additional $0.13 to EPS. This will be partially offset by an increase in interest expense of $0.03 as floating interest rates trend higher. EPS at the midpoint will now be up 25% for the year with about 60% of the growth coming from operations and the remaining 40% from lower share count and the benefit of a lower tax rate. Total company margin is now expected to be between 19.5% and 20%, an increase from the previous guidance of 19.3% to 19.7% from increased volume in high-margin Communication Systems segment and improvement in margin in Electronic Systems. We are increasing free cash flow guidance to a range of $1 billion to $1.025 billion, driven by higher earnings. Switching to segment outlook. In Communication Systems, we now expect revenue to be up 10% to 11% versus up 9% to 10% previously. Driven by strength in DoD Tactical Communications, the operating margin guidance of 29.5% to 30.5% remains unchanged. In Electronic Systems, revenue guidance remains unchanged at up 7% to 8%. Operating margin is now expected to be between 18.5% and 19.5% versus 18% to 19% previously from strong program execution. In Space and Intelligence Systems, we now expect revenue to be up 6% to 7% versus up 4% to 5% previously, driven by better-than-expected growth in Classified programs. The operating margin guidance range of 17% to 18% remains unchanged. And with that, I would like to turn it back to Bill for his closing remarks. William M. Brown - Harris Corporation - Chairman, President & CEO Okay. Thanks, Rahul. So overall, we're performing exceptionally well in all segments and across all metrics: orders, revenue, backlog, margins, earnings per share, cash. And we're on track for a record year. There's been a lot of discussion around the GFY '20 defense budget. We continue believe that the President supports increased funding to meet national security demands. And with outlays continuing to lag budget appropriations overall as well as in the budget lines that matter to Harris, we expect growth momentum to continue in the medium turn in the mid- to high single-digit range. From this position of strength, we decided about 3 month ago to merge with L3 to create a leading global defense company. We're well into the regulatory process and continue to expect a mid-calendar 2019 close. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call On January 10, we received a second request for information from the Department of Justice and we continue to work cooperatively with the DOJ on its review. As part of the regulatory process, we're moving proactively to explore the possible sale of our Night Vision business. The government shutdown has affected the team handling our merger filing, but we believe we have enough slack in the schedule to absorb the near-term delay without impacting a midyear closing. We're also tracking well on international approval processes, including the European Commission, and we've held informal discussions with the U.K. authority should a filing be required in the event of a hard Brexit at the end of March. Integration planning is progressing well with about 50 dedicated leaders from Harris and L3, who are leveraging Harris' Exelis experience and skill set to develop detailed plans to achieve $500 million of cost synergies and $3 billion of free cash flow. Chris and I are deeply involved in the integration planning and we have weekly meetings with the teams to ensure that we capture the full value of the merger and hit the ground running on day 1 following the close. We both have spent considerable time meeting and getting to know each other's leadership team and have made good progress in developing an organizational model that's lean, mission-focused and leverages the best of both companies. All in all, we're tracking on or ahead of schedule as we execute this transformational combination. So with that, let me ask the operator to open the lines for questions. QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question comes from the line of Robert Stallard with Vertical Research Partners. Robert Alan Stallard - Vertical Research Partners, LLC - Partner Bill, first of all, I thought we'd start with CS, a very strong DoD performance, both on revenues and orders in the quarter. And I was wondering if it's your perception whether the DoD is adding incremental demand into your backlog? Or whether this is pulling forward activity that you may have expected to occur in the future? William M. Brown - Harris Corporation - Chairman, President & CEO No, I think this is just a continuation of a very, very strong ramp in the DoD business. Last year, if you remember, we increased our guidance through the year. We started off in the high teens, 20%. We ended in the mid-30s. We're seeing a similar trajectory this year, but a shift from readiness to modernization. The modernization ramp clearly has happened. We're seeing significant growth in modernization spend as we've expected and have communicated to our investors over the last couple of years. Robert Alan Stallard - Vertical Research Partners, LLC - Partner Okay. And then, secondly, on the L3 front, it looks like they had a few execution issues this quarter in their results this morning. I was wondering, as you put the 2 businesses together, whether there is a, say, process expertise that you could bring to the table and maybe improve the execution of the combined business going forward. William M. Brown - Harris Corporation - Chairman, President & CEO Well, I think you'll hear from Chris later on this afternoon on his business and his performance last year, his expectations for this year. I think overall, Chris and I have worked well together. We work well with the teams. One of the key focus areas of integration is on operational excellence and 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call certainly L3 has L365, we have our HBX program, and putting them together, we think collectively we'll find a way through the combined companies to continue to execute, execute better, capture our revenue and cost synergies. So Rob, I think it's all good stuff and I think the company's going to benefit from both our programs in 2019 and beyond. Operator Your next question comes from the line of Sheila Kahyaoglu with Jefferies. Sheila Karin Kahyaoglu - Jefferies LLC, Research Division - Equity Analyst Bill, you mentioned MUOS and the opportunity for software upgrades. Is there any way to think about how big this opportunity is both domestically and internationally? William M. Brown - Harris Corporation - Chairman, President & CEO Well, it's a good question because just specifically on MUOS, we made an investment a few years ago to customize that waveform, so it's easy to download in just a software download, onto our 117G. We have about 30,000 out into field, U.S. DoD, international. Not all of them will be upgraded. Some will be replaced with the new radio, particularly in the Army. So we think the opportunity for us is something around 17,000 radios, maybe a bit more than that. I think we've already installed about 10,000 in the Marine Corps, a few in the Air Force. So we still see some upside in DoD. We see some upside in, just specifically in MUOS, in international markets like particularly in Canada. But this is part of the long-run plan for the company and we've seen that shift in how we're spending IRAD moving from hardware development to software and waveform development. We think that's going to be a differentiator for that business in the future. Sheila Karin Kahyaoglu - Jefferies LLC, Research Division - Equity Analyst Great. And then just on ES, performance has been better, just on execution. Any color around what was driving that and how sustainable do you think it is to reach 19.5% margin? William M. Brown - Harris Corporation - Chairman, President & CEO So I think the question was on ES, it was a little bit difficult to hear, but we're very proud of what they've done. They're growing very well, for the first half, up 7.5%. About the same for the back half, so again 7%, 8% for the year. Margins are good and actually getting better in the year. We feel really good about long-term platforms. We've talked about our avionics business, electronic warfare across those 3 platforms I mentioned before, F/A-18, F-16 and F-35. We're really excited about the wins we've seen in F-35. The future is very, very bright in that business. We see over the course of the back end of the year continued growth in orders, particularly around developments in the UAE. And we see a lot of optimism going into fiscal '20. So ES, that whole team, I think has done exceptionally well in managing their investments, positioning their business very well, growing the pipeline and you're seeing the results of that hard work come through in fiscal '19. Rahul Ghai - Harris Corporation - Senior VP & CFO And on the margins, Sheila, we've guided to -- even in our medium-term guidance that we laid out back in August, we had said that we expected upside from the 18.5% that we were guiding to this year. We've guided -- there was a plus next to it and we've seen some of that kind of coming to this year. But as we continue down the path of cost reduction, the business is 75%, 80% cost, it's fixed price. So as we continue to cost out of that in that business, there should be margin upside there as well in the outer years. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call Operator Our next question comes from the line of Rob Spingarn with Credit Suisse. Robert Michael Spingarn - Crédit Suisse AG, Research Division - Aerospace and Defense Analyst Bill, I wanted to follow up on Rob Stallard's question before with regard to L3 and some of the margin pressures that they showed this morning. I think investors are very excited and intrigued by your $3 billion free cash flow target that you and Chris have laid out, but maybe they're a bit skeptical on how you get there since that's -- it seems to be more a lift of their margins. And I wanted to talk about that $0.5 billion in gross synergies, $300 million in net. How much of that is process improvement where the Harris model once overlaid on the L3 assets helps to lift that? Or does it have to do with other -- obviously, there's going to be day 1 costs and so forth. So I wanted to chop up that number and see if we can understand where it's coming from and over -- and how it plays out over the, let's call it, 3-year horizon? William M. Brown - Harris Corporation - Chairman, President & CEO Yes, okay. So no change today in terms of our expectations on cost synergies, still $500 million gross, $300 million net over the next 3 years. And the building blocks of that haven't changed either. About 50% is coming from direct and indirect spend and facility rationalization. We see about 25% from the consolidation of the headquarters' functions and segments and the other 25% from functional efficiencies, shared services. It really comes from both companies. There's not necessarily more coming from one or the other. We see about 40% of that or so happening in the first year, mainly from segment and headquarter consolidation. We'll see some indirect spend coming through as well. But look, we've been through this path before with Exelis. We've spent the last 6 or 7 years at Harris developing an operational excellence agenda, a rigor around that. It extends well beyond supply chain: it goes into our factories, it goes into our engineering function. It's permeated across all of our administrative functions. We've leveraged a shared service center. So today, we have all of our IT across the company centralized in 1 location, 15 other processes, financial and others that are now centralized in a shared service activity. I think L3 is further at the front end of that journey. And you'll see some margin upside that'll come simply because that's the path that they were on themselves. So we'll see that -- we'll see margins grow in the combined company through both what they've laid out in their S-4s, about 1 point of margin growth on their own, about 1 point on Harris side plus another 150 or so, 200 basis points on synergies. So this is a great story that's playing itself out. I think the story is really compelling. That translates into free cash. I think -- I've got a lot of confidence in hitting $3 billion of free cash in 3 years. We're starting from about $2 billion. We'll see some organic growth. And the back part of it is really the after-tax cost synergies, but also keep in mind working capital performance. This is something that we've been able to achieve pretty well at Harris. Post Exelis, we took about 20 days out of working capital. We're only assuming 6 or 7 days out of the combined company, which will have 70 days. So I feel very optimistic about generating additional cash coming out of the combined company, Rob. Operator Our next question comes from the line of David Strauss with Barclays. David Egon Strauss - Barclays Bank PLC, Research Division - Research Analyst Bill, could you comment on your forecasts that were contained in the S-4 relative to your medium-term outlook? It doesn't seem like the forecast in the S-4 foots with the way you're talking about in terms of the medium term. William M. Brown - Harris Corporation - Chairman, President & CEO Yes. What was in the S-4 was generated in our strategic plan earlier last year. We've seen a little more tailwind in the budgets, a little more tailwind in our numbers. You see us taking our revenue guidance up this year. So we still see our growth in the mid- to high single digits. I think in the S-4, it was around -- between 6%, 7%, 7% CAGR over the next 3, 4, 5 years. We're probably a little bit better than that today based on what we're now 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call seeing in fiscal '19. I mean, again, this is -- we're seeing really good growth trajectories, our pipelines look strong. They're getting replenished quickly. They're growing. Our backlog is growing. So I feel certainly better today about '19 and beyond than what we would have been feeling 6 to 12 months ago. David Egon Strauss - Barclays Bank PLC, Research Division - Research Analyst Okay. Could you talk about how you see your short-cycle exposure? I think there's some concern in the market if the budget does kind of flatten out that you are more exposed given a higher degree of short-cycle exposure. Could you just address how much of your business you see as kind of short-cycle exposure that could turn quickly? William M. Brown - Harris Corporation - Chairman, President & CEO The short-cycle part of our business probably relates mostly to our Tactical business and principally the DoD business. But in that area, we're seeing growth in orders, backlog is way up. The budgets look very, very strong. Certainly, what we've seen over the next 4 to 5 years, they essentially have doubled their last 2 years. It's kind of, pretty substantially, there's a lot of opportunity ahead of us. We see the budgets growing in the Tactical line items by another 30%, 40% in the next 3 or 4 years. A lot of it's going to be driven by Army modernization, SOCOM modernization, but also the Marine Corps is coming in as well. So we've seen a great trajectory here. When I look at just the budgets, even if it does flatten off a little bit, as I mentioned in my prepared remarks, appropriations are running well ahead of outlays overall and in our line items as well and I think that's going to provide some nice tailwind for us. So I don't see our short-cycle business tailing off at all. In fact, if anything, in the first half, we saw it getting a bit stronger. Operator Our next question comes from the line of Carter Copeland with Melius Research. Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense Just a couple of quick ones. One, we haven't talked about it in a while, but obviously the PSPC numbers are pretty strong. Is that market finally growing a lot? Or are you taking share? I just wondered if you could clarify that a little bit for us. And then a second one for you, Bill. Just as you continue to work through and think through integration with L3 on the transaction, how are you thinking about internal R&D spending? Is that being influenced at all by updated views on revenue synergies? Any color you can give us on how you're thinking about that in the combined entity and how it may influence your development spend and mind-set. William M. Brown - Harris Corporation - Chairman, President & CEO Thanks, Carter. Two good questions. I'd love to say that we're gaining share in public safety. I can't really say for sure. We've had 2 very good quarters. We've had a series of quarters, 4 or 5 in a row, where we've seen backlog growing; book-to-bill very, very positive. The first half revenue was up double digits, which is, in my 7 years here, has never happened. We still see very good strong order momentum, some good bookings. I think it comes back to where we've been over the last couple of years. Quality is getting a bit better. We're seeing a great reception on new products. I think Nino and the team there are doing a very good job in building our sales force, improving our channel performance. We're starting to win a bit more on utilities, a couple of big state contracts, penetrating federal a bit better. I think the market is up. It's certainly not up double digits, but the market is a bit stronger. But I think we're on a good trajectory here. Too early to claim success. We've had 2 good quarters. We're expecting a good year. We're expecting the PSPC up to be high single digits, which I don't think I've ever thought I'd be able to say, but that's actually a great trend. I'd love to be sitting here in 6 months from now looking back on fiscal '19 and saying we had a really good year. So off to a really good start. I'm proud of what the team has done in turning that business around and growing the margins, growing the top line. But too soon to say whether it's officially turned around and a great business. So we'll see. On the piece on the IRAD. It's a very good question. We're just starting to get into that between us and L3. Collectively, we'll spend a little north of $600 million in IRAD, maybe $640 million, something like that, $640 million. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. 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Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call Probably a little north of 3% of our revenue combined. And we're just now looking at what we spend, what they spend. It's still very early in its process. And we'll shape that based on where we see growth opportunities, both on an organic basis so independent of one another, but also on a combined basis. The teams have started to get together and discuss revenue synergies. There's probably more than 100 ideas that they've come up with, some very interesting ones. And over the next 6 to 12 months, I think the team will start to shape what the IRAD budget will look like in our priorities and I would imagine it will get shaped. It'll shift a bit based on revenue opportunities that we hadn't seen before between the 2 companies. So I think more to say probably in the next 6 month, but not much more I can say on that today. Rahul Ghai - Harris Corporation - Senior VP & CFO Carter, so going back to Public Safety. So one additional point I just want to add to what Bill said. The other thing that's helping us, we have the only radio that has both the legacy LMR technology and the LTE technology on a single radio and that is helping us gain some additional customers. So just the introduction of -- I'll reference the introduction of new products and that radio is helping us get some momentum in the market. Operator Our next question comes from the line of Gautam Khanna with Cowen and Company. Gautam J. Khanna - Cowen and Company, LLC, Research Division - MD and Senior Analyst A couple of questions. First, you mentioned you're exploring and potentially exiting Night Vision, at least the Harris Night Vision business. Could you, again, quantify what that expected sales level is in fiscal '19's guidance for Harris' Night Vision? William M. Brown - Harris Corporation - Chairman, President & CEO Yes, Night Vision for us this year will be in the $150 million to $160 million range, it's probably mid-teens margin, thereabouts. Gautam J. Khanna - Cowen and Company, LLC, Research Division - MD and Senior Analyst Okay. And just broader context, you look back at the Tactical Comms business and it wasn't just 2 years ago when the backlog -- things -- there was an air packet and what have you. Backlog is up more than 2x. I'm just curious. So you've mentioned the DoD -- the international pipeline's $2.5 billion. Where's the DoD pipeline? And do you think there's any risk over the next couple of years that we'll see a similar air pocket, at least sort of in a order frenzy and then we're not going to see much in the way of backlog growth? What should we be tracking because it's been up, up and away for a while now and I'm just curious if we're ever going to see any erosion in backlog over the next year or 2? And what should we be prepared for? William M. Brown - Harris Corporation - Chairman, President & CEO Yes. So good question. So the pipeline is about $1.6 billion on the DoD side. It's up about 12%, 13% year-over-year. A lot of it is coming out of modernization, so we're starting to see this long-awaited modernization trend. We're really at the front end of it. Modernization revenue for this year we think is in the $270 million, $275 million range. It's up substantially from last year. We see continued support, continued momentum in special operations. We're now shipping in the second half the 2-channel radio, the Army we're shipping a 2-channel radio. We're down the path with the Manpack for SOCOM. We're heading down the path on delivering on the first LRIP for Manpack. We'll see another LRIP coming at the back end of this year, probably a third one next year. OT will be next summer. The Marine Corps is now starting to position for their own modernization buy. So we're on the front end of what I still believe is a really important ramp. A couple of years ago, the budgets were about $650 million; this year, $950 million. According to last year's FYDP, they peak at around $1.3 billion, $1.4 billion so I think we've got a lot of headroom in front of us. And as I look at that and just see what's happened over the last 3 years in our business, we've grown about 2/3 in that business. There could be 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call another substantial uptick in our revenue in DoD in the next 3 years just based on what we see in the budget, the momentum in the business. Even with some expectations of a little bit more share gain in that DoD side, the business could be in the range of $900 million to $1 billion in 3 years. So we continue to see very good momentum and no hiccups whatsoever right now in the DoD business, Gautam. Gautam J. Khanna - Cowen and Company, LLC, Research Division - MD and Senior Analyst Okay. And just the last one for me, if you could update us on some of the milestones we should be tracking related to the merger. So in terms of when the board is going to be announced, the new 10-member board? Anything you could give us that we can track in advance of the close? William M. Brown - Harris Corporation - Chairman, President & CEO I think the next thing that we'll be talking about probably is once the S-4 is approved by the SEC and we issue a proxy, they'll be a share owners meeting. I can't tell you exactly when that's going to be. That's not the long pole in the tent, it's really getting HSR approval from the U.S. DoD. We probably won't announce anything on the new board structure until after the share owners meeting. So that'll probably be in the spring time frame. I'm not sure what other milestones or events we'll be announcing, but we still believe based on what we have seen that we'll be able to close by mid-calendar year. And again, should we see any change from that, we'll communicate with investors appropriately. Operator Our next question comes from the line Myles Walton with UBS. Myles Alexander Walton - UBS Investment Bank, Research Division - Research Analyst I was hoping to go back to the synergy, in particular the working capital synergy coming through. It's a pretty impressive number as you achieve it. I'm just curious when you juxtapose the current environment of mid- to high single-digit growth for yourselves and mid-single-digit growth for L3 versus what was a flat organic environment. Working capital savings are going to be more difficult. I'm just curious if growth is constraining kind of your 6 to 7 days of reduction in combined company? Or if that's a baseline you think you could outperform against? William M. Brown - Harris Corporation - Chairman, President & CEO Well, I think -- look, I was hearing most of that, Myles. But look, I think the way I'll look at that opportunity is combined at the end of calendar '18, we had about 70 days of working capital. So L3 ended around 80. We were about 50 on a comparable apples-to-apples basis, so about 70. We're sitting at 50. We took 20 days out with Exelis. We're only assuming 6 or 7 days at about $35 million per day more or less. I do think there are opportunities to go beyond that. We have -- we've assigned a consultant team, a clean team to kind of look at working capital, both Harrison and L3, look at the specific entities where we have higher-than-normal working capital as specific items, some of it's payables, lots of inventory, a lot of them unbilled. Those opportunities, certainly on the inventory side, do take time to action and to achieve. That's why we say over the course of 3 years we'll be bringing that down. But I believe that, if anything, 6- to 7-day improvement is probably on the conservative side. I think there's probably an opportunity to do a bit better than that. On top of that, we do see organic growth. And just on a normal sort of drop-through in our business and a 20% tax rate, we do see cash growth simply coming from organic growth. And the other thing we don't really talk much about is on the capital spending side where we'll reduce some of our facilities. There might be a little opportunity on capital spending. There's probably a little opportunity on cash taxes. So we've got a lot of things that I think are trending as tailwinds for us that gives us, Chris and I, a lot of confidence to be able to get to $3 billion 3 years out. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call Myles Alexander Walton - UBS Investment Bank, Research Division - Research Analyst And then your 40% of that cost synergy target in year 1, what do you think that is in terms of percentage for your working capital synergy in year 1? How quickly does this come off? William M. Brown - Harris Corporation - Chairman, President & CEO So on the 40%, I'm not sure I heard all the question. I mean, 40% of the $500 million of gross synergy will happen in year 1. That's about $200 million. That's going to basically be segment and CHQ consolidations and some indirect spend. That's really where that's going to come from. I don't think we've really guided anything in terms of working capital improvements in the first year. But I know we'll see something -- we'll see something in calendar '19, we'll see more in '20, we'll see more in '21. So I don't think it'll be -- it's probably a couple of days, I guess, we'll see this year. But I don't think we're really suggesting more than that. We're still thinking 6 to 7 days over the next 3 years. Operator Our next question comes from the line of Jon Raviv with Citi. Jonathan Phaff Raviv - Citigroup Inc, Research Division - VP Bill, on the call -- sorry, on your prepared remarks, you talked a little bit about readiness demand versus modernization, readiness being a big driver last year, now it's more modernization. Can you talk about just kind of those 2 buckets more broadly across the business, not just CS, both this year and going forward in terms of what you see in your backlog, your pipeline and what you expect out of budgets both here and abroad. William M. Brown - Harris Corporation - Chairman, President & CEO Jon, I missed the front part of your question, I'm sorry. Jonathan Phaff Raviv - Citigroup Inc, Research Division - VP I'm sorry. It was just -- as you parsed between readiness and modernization, you mentioned how there's a real shift now towards modernization. Which one would think would be a kind of stickier piece of business than readiness, which could flex up and down more rapidly. William M. Brown - Harris Corporation - Chairman, President & CEO Yes. Thank you, Jon. That's a great question. So we had a really good year last year in terms of readiness demand. Remember, there was a couple of security forces assistance brigades that we fielded, that was with the Army. We may see another one this year. We saw a lot of opportunities with the Air Force last year. We saw a little bit more this year on their TACPs as well as their base support. So readiness now is starting to shift over this year into modernization. And I think you're exactly right, there's a lot more stickiness on that. There's a discrete budget that's specific to the HMS program, to the SOCOM handheld program, to the SOCOM Manpack. In the Marine Corps, there are specific budget items. So I think there is a lot more stickiness to that. There's IDIQ vehicles, both -- all those services are buying off those IDIQ vehicles. So we feel very good about what's happening this year and really the expectation that that's going to continue into next year. There's a very clear plan that SOCOM and the Army have laid out as to how they want to buy, how they want to field based on those radios, when they want to test, the budgets they're coming off of. So all of that seems have a lot more predictability than what we saw in readiness. So to your point, I think that's exactly right. We'll see a little more stickiness and predictability on modernization. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call Jonathan Phaff Raviv - Citigroup Inc, Research Division - VP And as the customer seems to, as always, focuses on getting more for less, or saving money in this case in light of deficits, would you be able to characterize what your customer conversations have been over the recent weeks and months as you prepare for an FY '20 budget, which is supposed to reflect some changes in how the DoD is approaching both how they do business and what they want to focus on in the 5-year plan. William M. Brown - Harris Corporation - Chairman, President & CEO Well, look, I think the conversation is not a lot different recently than it might have been a year or 2 ago, which is you're right, they do want more for less. That makes sense. Their budgets are coming up, but affordability is key. They want innovation, they want industry to step up on innovation. Spending our own money, we have done that. L3 has also done that in a significant away. There's been conversations around contract financing that's still a live wire, that's still a live switch. But these are the things that are sort of going on in the background. But at the end of the day, it's a, according to the National Defense strategy, there's a lot of opportunities to continue to invest, develop new capabilities, field capabilities, faster to the war fighter. So every conversation is around innovation, speed and field capabilities, affordability, those are incentivizing industry to perform. These are all the basic parts of our conversations with DoD, including some meetings we had last week. Operator Our next question comes from the line Seth Seifman with JPMorgan. Seth Michael Seifman - JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst Bill, I wonder if you could talk maybe a little bit more about the Space business, obviously very strong performance in the quarter. To the extent possible, maybe talk about the degree to which you have visibility on future growth. The Space has been an important area of the budget and the extent to which that's driven by small versus exquisite. And maybe the last point, the meaning of -- you pointed out the first HSAT and kind of the meaning of that and where you sort of see that platform going. William M. Brown - Harris Corporation - Chairman, President & CEO Well, look, this is -- our Classified business in Space has been very, very strong. And it's called Space in general. It's space, ground, other parts of different domains that we participate in. But the trends have been very, very good. We had a really good start. Orders are good. The pipeline is very strong in that business. We've had good success in growing our smallsat franchise. This is something that we've been investing towards for the last 4 or 5 years or longer. Certainly, the initial work we've done on hosted payloads and then some investments to get ahead of the curve on smallsat are now paying dividends. It's not just with 1 customer, it's multiple customers both in the IC as well as within DoD. So it's all good news. We launched HSAT a couple of months ago. It's performing very well. The purpose of that investment was simply to demonstrate Harris ability to drive and manage an end-to-end mission. So to be able to build the satellite itself, provide all the components, secure launch and do all the ground command-and-control and downlink all from our facilities and that has now sort of proven some credibility there. There were another 2 classified smallsats that launched at the end of last year as well that are also performing well. So again, this is a great momentum that's being built. And I see continued growth in that particular domain. It's all this drive towards more resiliency in our Space architecture. That being said, there are still investments to recapitalize on the exquisite side. We've also seen good growth on exquisite space. That's a big driver of our growth in '19 from '18. It will continue into '20 and '21. So that's also quite good. And on a ground-based adjacency, that program over the last 2 years has tripled in size. Again, it's moving from providing a component to now a full mission solution on a whole different mission. So a lot of this over the last 4 or 5 years has really from this trend that we've been working on from moving from components to subsystems to full end-to-end mission solutions. Sometimes it takes investment in IRAD. Sometimes it takes building and launching your own smallsat. But that's a direction we're moving down. It allows us to go after a much bigger piece of the overall classified budget, which, by the way, is growing as well. So this is the right direction that we're moving in and the team there, Bill Gattle and his team, have been very successful really across all of these dimensions. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call Seth Michael Seifman - JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst Great. And last one, I think when you were speaking earlier about Tactical, you might have mentioned an airborne award. And I'm just wondering just as an area that hasn't been a very big part of the franchise historically, are there awards or opportunities out there in airborne that you see as potentially over the longer term providing opportunities for further growth in Tactical? William M. Brown - Harris Corporation - Chairman, President & CEO Well, yes. This has been, Seth, a growth agenda. It's a growth strategy we've had for the last 3 years and we've been articulating that with investors. We have, principally in the Tactical business, been a ground radio business. And we saw 2 growth opportunities in adjacencies, one in the airborne side, airborne radios; and the other is on systems, tactical systems, communications systems. And we've been successful really across both of those dimensions. We've been winning business on airborne radios. It's on a Small Tactical Terminal. It's a component with ViaSat that's been growing very, very well. We have an opportunity to take our 2-channel handheld radio and embed it into the ARC-201, a radio we got with the Exelis acquisition as well as some capability in providing radios in the aerial tier from Exelis. We see opportunities in doing ground-to-air data links, that's been a very important growth business for us as well. So this is a good growth opportunity for us as they move and merge between the airborne tier and the ground tier and connecting the two, we think this is going continue to be sort of a growth vector for Harris in the future, certainly even more so with L3. Operator Our next question comes from the line of Josh Sullivan with Seaport Global. Joshua Ward Sullivan - Seaport Global Securities LLC, Research Division - Director & Senior Industrials Analyst Just within Space, you mentioned the classified budgets there. Clearly, top line defense budget get most of the focus. But what are some of the trends within the classified budgets that you're seeing and what kind of growth related to your programs? Just a little more granularity on that. William M. Brown - Harris Corporation - Chairman, President & CEO Yes. So the last I've seen, the -- what they called the National Intelligent Programs and Military Intelligence Program, the NIP and MIP, totaled about $81 billion. It's up a couple of percent from last year. It's been growing over the last 3 or 4 years. Again, these budgets tend to be a little bit more resilient, more well-funded. They're generally classified. We don't get a lot of data across the individual spending line items, certainly not that we can talk in an open community. But basically, what we've seen are more funding going towards those things that we've been putting our money internally on, again, in terms of IRAD. That's towards like things like smallsats. That's an area that has been -- we've seen increasing growth in the intelligence budgets and we're getting the benefit of that. A lot more money into the broad category of Space Superiority, so how we protect the overhead architecture that we happen to have. And we've seen over the last 3 or 4 years our Space Superiority business grow. I talked a bit about some opportunity we won recently on counter-communication. So there's opportunities in that space as well. And as well as on ground adjacencies, this is capabilities to find ways of gathering information where it becomes harder to gather over time. And those are the kind of things that where the budgets are moving from a classified perspective and it's the areas that we've been focused on internally within the company over the last 4 or 5 years as well. Joshua Ward Sullivan - Seaport Global Securities LLC, Research Division - Director & Senior Industrials Analyst And then just on the smallsats topic. You had 3 launches here. I believe mentioned you had 17 orders on hand. What's the pace of launches going forward? And then maybe what does the overall pipeline look like? 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 JANUARY 29, 2019 / 1:30PM, HRS - Q2 2019 Harris Corp Earnings Call William M. Brown - Harris Corporation - Chairman, President & CEO Yes, so we'll see probably later on this calendar year another series of launches. That's still to be determined. It's going to be based on when they get to the customer or when the customer secures a ride for those particular smallsats. They're going to be part of some other mission. So that'll be determined, but it'll happen over the next 1 to 2 years probably. And as we prove out our ability to successfully launch these satellites and for them to perform and provide really terrific capabilities, I think that's going to build credibility and I think you'll see a much better cadence here. So we're starting from tens and it'll go into hundreds. The constellation will be in the hundreds, not in the tens or twenties. So we do see over time that could be a very big opportunity for the company. Again, it starts slow. We have to prove out our ability and the customer's ability to manage these capabilities on a smaller platform. Operator Our final question comes from the line of Pete Skibitski with Alembic Global Advisors. Peter John Skibitski - Alembic Global Advisors - Research Analyst Bill, just to follow up on that last question. It seems like all of the big contractors are getting into the smallsat arena in some fashion. Do you see you guys kind of in the lead there? Or is DoD kind of keeping a few different competitors in the running to keep its options open? I'm just curious as to how that market is kind of unfolding given -- it sounds like it's going to be pretty substantial. William M. Brown - Harris Corporation - Chairman, President & CEO Well, I think it's going to be substantial. And you're right, I think a lot of other players are pushing into that area. It's not like launching a nanosatellite or CubeSat. There's a lot more sophisticated capabilities that are provided in what we're offering. It's not our bus. We're securing the satellites bus from another vendor. It's more -- the bus itself is more commodity-like. It's really around the capabilities that are embedded on the platform, the responsive payloads, the antennas, the capability there, how you up- and download information, how you manage it. So there's a lot more sophistication. So these are pretty technologically advanced small satellites. I think we're probably a year or 2 in the lead. We have a few that are operating, so that gives us some credibility. But at the end of the day, the team has to continue to work hard to advance the technology, continue to drive costs down, embed more capability on to these small satellites. And that's what the team is really focused on doing, Pete. Anurag Maheshwari - Harris Corporation - VP of IR Great. Thank you. Thank you, everyone, for joining the call. If you have any additional questions, please feel free to get in touch with me. Have a great day. Operator Thank you. This concludes today's teleconference. You may disconnect your lines at this time. Thank you for your participation, and have a wonderful day. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

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